SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SeeBeyond Technology Corporation

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

815704101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Barry J. Plaga

Senior Vice President, Finance and Chief Financial Officer

SEEBEYOND TECHNOLOGY CORPORATION

404 East Huntington Drive

Monrovia, CA 91016

Tel: (626) 471-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$1,302,522*	$120**

*              Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 6,094,525 shares of common stock of SeeBeyond Technology Corporation having an aggregate value of $667,960 as of November 18, 2002 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**           Fee previously paid.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                ☐            third party tender offer subject to Rule 14d-1.

                ☒            issuer tender offer subject to Rule 13e-4.

                ☐            going-private transaction subject to Rule 13e-3.

                ☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2002, relating to an offer by SeeBeyond Technology Corporation, a Delaware corporation (“SeeBeyond” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 6,094,525 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1998 Stock Plan that have exercise prices greater than $6.00 per share (the “Eligible Options”) and that are held by eligible employees, for new options to purchase shares of the Company’s common stock at a per share exercise price equal to the fair market value of the Company’s common stock on the date of grant upon the terms and conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated November 18, 2002 (the “Offer to Exchange”); (ii) the related letter from James T. Demetriades, dated November 18, 2002; (iii) the Election Form; and (iv) the Withdrawal Form.

Item 4.  Terms of the Transaction.

Item 4(a) is hereby amended and supplemented by adding the following:

The information set forth in the E-Mail from Mark Magarian to all eligible SeeBeyond employees, dated November 18, 2002, attached hereto as Exhibit (a)(3), and the Form of E-Mail to be sent to each eligible employee who submits an Election Form or a Withdrawal Form regarding receipt of the Election Form or a Withdrawal Form, attached hereto as Exhibit (a)(4), is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented by adding the following:

(a)(3)  E-Mail from Mark Magarian to all eligible SeeBeyond employees, dated November 18, 2002.

(a)(4)  Form of E-Mail to be sent to each eligible SeeBeyond employee who submits an Election Form or a Withdrawal Form regarding receipt of Election Form or Withdrawal Form.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

SEEBEYOND TECHNOLOGY CORPORATION

/s/ JAMES T. DEMETRIADES
James T. Demetriades
Chief Executive Officer

Date: November 22, 2002

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated November 18, 2002.
(a)(1)(b)	Letter from James T. Demetriades, dated November 18, 2002.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Form of Promise to Grant Stock Option.
(a)(2)	Press Release, dated November 18, 2002.
(a)(3)*	E-Mail from Mark Magarian to all eligible SeeBeyond employees, dated November 18, 2002.
(a)(4)*	Form of E-Mail to be sent to each eligible SeeBeyond employee who submits an Election Form or a Withdrawal Form regarding receipt of Election Form or Withdrawal Form.
(b)	Not Applicable.
(d)(1)	SeeBeyond 1998 Stock Plan, as amended (filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 dated February 17, 2000, File No. 333-30648 and incorporated herein by reference).
(d)(2)	Form of stock option agreement for SeeBeyond 1998 Stock Plan.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith.

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